"Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering"

Autonomous City of Buenos Aires, November 16, 2010

Comisión Nacional de Valores (National Securities Commission)

Ref.: Grupo Financiero Galicia S.A. - Notice of payment of interest on its Class I, Series II Negotiable Obligations

Dear Sirs,

We hereby inform you that Grupo Financiero Galicia S.A. (“GFG”) will make the third payment of interest on its Class I, Series II Negotiable Obligations, which were issued under its Global Program for the issuance of short-, mid- and/or long term negotiable obligations with a maximum face value of up to US$60,000,000, or the equivalent thereof in other currencies, and with the following terms and conditions:

Domicile of Payment: One Wall Street, New York, NY 10286, United States of America

Paying Agent: The Bank of New York Mellon

Initial Interest Payment Date: November 26, 2010

Item: Payment of interest on GFG’s Class I, Series II Negotiable Obligations accrued during the period from May 30, 2010 to November 25, 2010

Applicable Interest Rate:  12.5%

ISIN N°: XS0432675311

Common Code: N° 043267531

Capitalized terms which are not defined herein shall have the meanings assigned to such terms in the Pricing Supplement dated May 8, 2009.

Yours faithfully,

_____________________________
Pedro A. Richards
Attorney-in-fact

Grupo Financiero Galicia S.A./Tte. Gral. Perón 456, 2° piso (C1038AAJ) Buenos Aires – Argentina, Tel. 4343-7528/4343-9475, Fax 4331-9183  www.gfgsa.com